LETTER OF INTENT


    This Letter of Intent sets forth, as of February 10, 1998, certain intentions on the part of ASPAC Communications, Inc. ("ASPAC") with offices at 2049 Century Park East, Suite 1200, Los Angeles, California 90066 U.S.A. and China United Telecommunications Corporation, Hebei Branch ("Hebei Unicom") with offices at No. 125 Zhongshan West Road, 23 Fl. S.J.Z. International Trading Center, Shijiazhuang, Hebei, P.R. China.

    WHEREAS, Hebei Unicom intends to enter into one or more Sino-foreign cooperative joint venture with ASPAC or its wholly owned subsidiary in order to participate in the construction and development of and to provide services for a 200,000-subscriber wire-line telephone network (the "Hebei Wire-Line Project") which constitutes the first phase of a 2,000,000-subscriber wire-line telephone project, and other projects in the Hebei Province.

    NOW THEREFORE, ASPAC and Hebei Unicom hereby specify their mutual intentions as follows:

    1. ASPAC or its wholly owned subsidiary, and Hebei Unicom or its affiliate(s) intend to form one or more Sino-foreign cooperative joint venture(s) ("ASPAC JV") in which the equity interest percentage of each party will be finalized in an agreement;

    2. Pro-rata capital contributions of the ASPAC JV will be made by ASPAC and Hebei Unicom in the form of cash and/or tangible assets as agreed by both parties.
    3. It is understood that the finalization and implementations of the structure recited above are subject to:

                 (a)  all necessary agreements by the relevant parties;
                 (b)  the execution of all relevant final agreements, and
                 (c) the receipt of all necessary governmental, regulatory and other approvals.

ASPAC Communications, Inc.          China United Tele-
                                    communications Corporation,
                                     Hebei Branch

By: /s/ Marc Mayeres                By: /s/ Li Zhang Suo

Title:  President                   Title:  General Director